

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 19, 2016

<u>Via E-Mail</u>
Gary B. Tilden
Chief Executive Officer
175 Joerschke Dr., Suite A
Grass Valley, CA 95945

  Re: **Simlatus Corporation (Formerly Grid Petroleum Corp.)**
     Form 10-K/A for Fiscal Year Ended March 31, 2015
     Filed July 14, 2015
     File No. 000-53276

Dear Mr. Tilden:

  We issued comments to you on the above captioned filing on March 1, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 3, 2016.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 or me at (202) 551-3745 with any questions.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director
          Office of Natural Resources